Vista Outdoor Inc.

262 N University Drive

Farmington, UT 84025

August 25, 2016

VIA EDGAR AND E-MAIL

Ms. Pamela Long
Assistant Director

Office of Manufacturing and Construction
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Vista Outdoor Inc.

Registration Statement on Form S-4

Filed August 11, 2016

File No. 333-213083

Dear Ms. Long:

On behalf of Vista Outdoor Inc. (the “Company”), and in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company’s registration statement on Form S-4 filed with the Commission on August 11, 2016 (the “Registration Statement”) contained in your letter dated August 22, 2016 (the “Comment Letter”), we submit this letter on behalf of the Company containing the Company’s response to the Comment Letter. We are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) concurrently with the mailing of this letter.

For the convenience of the Staff and to facilitate the Staff’s review of Amendment No. 1, the Company is supplementally providing with this letter a copy of the marked pages that indicate changes from the Registration Statement.

For your convenience, we have set out the text of the comment from the Comment Letter in bold, followed by the Company’s response.

Available Information and Incorporate by Reference, page 103

1.              Please update this section to specifically incorporate by reference the Form 10-Q filed August 12, 2016 and any other applicable Exchange Act report filed after the date of the initial registration statement, but prior to effectiveness.  See Compliance and Disclosure Interpretations, Securities Act Forms, Question 123.05, which can be found on our website.

Response: In response to the Staff’s comment, the Company has updated the section of the Registration Statement entitled “Available Information and Incorporation By Reference” to specifically incorporate by reference the Form 10-Q filed by the Company on August 12, 2016 and all other applicable Exchange Act reports filed by the Company after the date of the initial Registration Statement, but prior to effectiveness.

***

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact Craig F. Arcella at (212) 474-1024 or by email at carcella@cravath.com. In addition, please feel free to contact me at (801) 389-2842 or by email at douglas.brown@vistaoutdoor.com.

The undersigned hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Registration Statement; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Douglas V. Brown
Name: Douglas V. Brown
Title: Senior Counsel

cc:                                Craig F. Arcella, Esq.